

August 8, 2022

Robert Vreeland
Chief Financial Officer
Clean Energy Fuels Corp.
4675 MacArthur Court
Suite 800
Newport Beach, CA 92660

  Re: Clean Energy Fuels Corp.
    Form 10-K for the Fiscal Year ended December 31, 2021
    Filed February 24, 2022
    File No. 001-33480

Dear Mr. Vreeland:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2021

Business
Our Strategy, page 9

1. We note that you have disclosure on page 5 indicating that during 2021 you purchased 9.2% of the LNG sold from third-parties, while disclosure on page 10 indicates that RNG purchased, then blended and sold with CNG or LNG was obtained *from over 60 supply sources*, although no details of the arrangements are provided.

  Please expand the disclosure referenced above to clarify the extent to which the 90.8% balance of LNG, which was apparently produced at your two liquification plants during 2021, was derived from purchased RNG and CNG; and describe the process and facilities involved in blending purchased RNG with CNG and LNG prior to resale.

Please also revise your filing to include disclosure that is focused on identifying your particular sources of RNG, CNG, and LNG, purchased and sold through your distribution network during those periods covered by your report, including details of the arrangements governing these relationships, such as the volumes that are available to you or which you have committed to purchase, and the manner by which pricing is established, to comply with Item 101(c)(iii)(A) of Regulation S-K.

Given the economic distinctions made in describing the types of RNG in your disclosures on pages 7 and 8, also clarify the extent to which your sources of RNG have provided you with anaerobic digester gas (ADG) versus landfill gas (LFG).

Given the nature of the two joint ventures that you mention in disclosures on pages 76 and 77, including the amount you have invested to develop ADG RNG production facilities, also provide disclosure about the scope of the projects to be undertaken, the estimated timeframe for development and production to commence, and estimated volumes of RNG that will become available to you through these arrangements.

Properties, page 31

2. We note your disclosures on pages 4, 5, 23 and 35 explaining that you have a fleet of 74 tanker trailers that are used to deliver RNG to 548 fueling stations in the U.S. and 25 fueling stations in Canada, which you *own, operate or supply,* and have 30 *nearly completed stations* that are not open due to an insufficient number of customers.

Please expand your disclosures under this heading to quantify the number of fueling stations that you own, describe the arrangements under which you operate and supply the others, and discuss the suitability, adequacy, productive capacity, and extent of utilization of these facilities, as well as the fleet of tanker trailers and the LNG liquefaction plants that you identify, to comply with Item 102 of Regulation S-K.

Please also identify the facilities involved in blending the RNG with CNG or LNG, and describe any arrangements to utilize facilities that you do not own, as may be involved in gathering, blending, processing, storage and distribution.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Performance Overview, page 36

3. Please modify your references to gasoline gallon equivalents (GGEs) on pages 3 and 34, and provide disclosure adjacent to your tabulation of such volumes on page 37, to describe the conversion formula that you have utilized to convert CNG and LNG, and to confirm that all associated quantifications in your filing are based on the same formula or if this is not the case identify the variations and explain your rationale.

4. Please expand the disclosures adjacent to your tabulations of delivered volumes on page 37 as necessary to clarify whether such volumes also correspond to your purchases and sales of RNG, CNG and LNG during those periods covered by your annual report; and if this is not the case, include such details in separate tabulations.

    Please ensure that disclosures pertaining to your sales of RNG, CNG and LNG here and elsewhere in the filing clarify the extent to which these products are being generated directly from properties or projects in which you have an ownership interest, as opposed to being purchased from third parties.

5. We note that the measures you report as *gross margin* in the last table on page 37 reflect the product and service revenues that you report on page 60, net of the product and service cost of sales, without considering depreciation and amortization, which you have indicated is attributable to cost of sales.

    If your intent was to present gross margin in accordance with GAAP, you should recalculate these measures to reflect all costs that would be attributable to cost of sales under GAAP, such as depreciation and amortization.

    Alternatively, if you retain the measures, these should be identified as non-GAAP measures and you should provide all of the information that is prescribed by Item 10(e) of Regulation S-K. For example, you would need to choose a different label for your non-GAAP measure and provide a reconciliation from the most comparable GAAP-based measure, which we would view as gross margin in accordance with GAAP.

    Please submit the revisions that you propose to either correct your computations of these measures or to follow the guidance applicable to non-GAAP measures.

Results of Operations, page 47

6. We note that you provide a tabulation of percentage changes in all of the line items reported in your Statements of Operations, including separate lines for product and service revenues, and product and service cost of sales, although none of the percentages appear to be referenced in your discussion and analysis.

    Further, it appears that your discussion and analysis is focused on alternate compositions of revenues and cost of revenues which do not directly correlate with the line items reported in your tabulation of percentages or your Statements of Operations; and it appears that you have attributed some changes to multiple factors, including offsetting factors, without quantification of the amounts.

    Given these observations along with those pertaining to your disaggregation of revenues, we believe that you will need to revise your disclosures to include quantitative and qualitative details of the various revenue components and material changes in these and other cost components to comply with Item 303(b) and (b)(2) of Regulation S-K.

Please address the economics associated with the mix and changes in the mix of RNG, CNG, and LNG purchases and sales, to include relevant volumetric quantifications, and explain how volumes of RNG underlying the RIN, LCFS, and AFTC credit revenues compare to one another and the volumes reported on page 37.

For example, this may involve quantifying the credits on a per unit basis, identifying material changes from period-to-period, and indicating the extent to which you had generated credits in one period that were not monetized until a subsequent period.

Please also expand your disclosure on page 68 to describe the general process and timeframe involved in your generation and conveyance of the credits.

7. We note your disclosures of an *effective price per gallon* and *effective cost per gallon* on pages 48 and 49, which you indicate are based on total GGEs delivered *less GGEs delivered by non-consolidated entities*.

You also indicate that your figures include revenues and costs associated with services and exclude the effects of the Amazon warrant and your accounting for other derivatives, both of which appear to have resulted in an offset to revenues during 2021.

Please clarify whether the delivery volumes reported on page 37 include the GGEs delivered by non-consolidated entities, as referenced in your discussion of effective prices and costs, and if this is the case quantify these volumes and explain your rationale in presenting quantities unrelated to the consolidated group. Otherwise, please clarify your intent in making this distinction in your description of the measures.

Please also provide disclosure under Properties on page 31 to provide information about capacity and utilization of your distribution network. For example, please indicate the extent to which your distribution network is being utilized by non-consolidated entities and describe the arrangements that are governing those relationships.

Given that your *per gallon* measures reflect economic activity that you ascribe to services, and exclude elements that you report as offsets to revenue to comply with GAAP, it appears that you should identify your *per gallon* measures as non-GAAP measures and provide the disclosures required by Item 10(e) of Regulation S-K.

Financial Statements
Note 2 - Revenue from Contracts with Customers, page 73

8. We note that you have a "*Volume-related*" category in your tabulation of disaggregated revenues, which you describe as sales of RNG, CNG, LNG, O&M services, RIN Credits, LCFS Credits, and activity associated with certain warrants and other derivatives, which collectively appear to represent about 85% of total revenues for 2021.

Given the mix of revenue sources in the measure, along with various disclosures provided elsewhere in your filing, it is unclear why each component would not have been separately reported pursuant to FASB ASC 606-10-50-5, and 55-89 through 55-91, in order to accurately depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors.

Tell us how you have considered the disclosures referenced in each of the following points in your application of the aforementioned guidance. It should be clear how you have considered the emphasis placed on the various components and differences in the economic and risk profiles in determining that no further disaggregation would be required, if this is your view. Alternatively, if you find that further disaggregation would be appropriate after considering these observations, please submit the revisions that you propose to further disaggregate the Volume-related category.

- There is a distinction made between product and service revenues in your Statements of Operations on page 60, and your analyses of those details on page 48.

- You state that operating results and resource allocation decisions for components of the business "...are based on gross margins and volumes delivered by market sector and volume type" in your disclosure on page 106.

- In your earnings release for the recently completed fiscal quarter, you attribute the increase in revenues to "...continued growth in Amazon and in our airports, refuse and public transit customer markets" as well as increased sales of RNG.

- You state that in evaluating operating performance on page 36, "we focus primarily on: (1) the amount of RNG, CNG and LNG GGEs delivered...." and you report the corresponding volumes on page 37.

- You state that "markets for Environmental Credits have been volatile and unpredictable in recent periods" in your disclosure on page 19.

- In describing risks related to supply on page 18, you state that projects for the production of RNG "often experience unpredictable production levels or other difficulties due to a variety of factors."

- You have disclosure on page 21, stating that ADG projects "typically face a long and variable development cycle."

- The disclosure on page 21 also include contrast between ADG and LFG as sources for RNG, stating that "Livestock waste and dairy farm projects have different economic models and risk profiles than landfill facilities."

Note 13 - Stockholders' Equity, page 90

9.   We understand from your disclosures on pages 97 and 98 that you booked an $83.6 million charge as a stock-based sales incentive related to the Amazon Warrant as an offset

to revenue during 2021, including $76.6 million for "Warrant Shares" and "Additional Warrant Shares that vested right away, and $ 7.0 million associated with fuel purchases.

Given your disclosure on page 107, indicating that no customer accounted for more than 10% of your revenues, and considering that the charge appears to have represented about 28% of revenues before considering the offset, please clarify how the charge compares to the revenue recognized from Amazon during the period, and how you determined that the charge would appropriately correspond as an offset to that revenue.

Tell us how you applied the guidance in FASB ASC 606-10-32-1 through 32-45, in determining the transaction price and in allocating it to the performance obligations. Please also identify the relevant exhibit and the particular sections of the sales agreement that you believe correspond to the performance obligations and explain how you assessed performance relative to those obligations in accounting for the warrants.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation